Exhibit 1

	Number of Shares
Date	Purchased/(Sold)	Price per Share
August 10, 2005	4,600	29.6569
August 11, 2005	13,000	29.5500
September 14, 2005	100,000	22.8184
September 14, 2005	15,000	22.7493
September 21, 2005	20,000	20.0900
September 22, 2005	10,000	21.8400